

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Kevin B. Halter, Jr.
President, Chief Financial Officer, Secretary and Director
SMSA Kerrville Acquisition Corp.
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

      Re: SMSA Kerrville Acquisition Corp.
              Amendment No. 2 to Form 10-12g
              Filed April 5, 2011
              File No. 000-54275

Dear Mr. Halter:

      We have completed our review of your filing and do not have any further comments at this time.

                                  Sincerely,

                                  Jeffrey Riedler
                                  Assistant Director

cc: Ronald L. Brown
       Andrews Kurth LLP
       1717 Main Street, Suite 3700
       Dallas, TX 75201